Exhibit 20
NEWS

Contact:

Media:
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Dave Reuter
1.313.594.4410
dreuter@ford.com

Securities Analysts:
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Anne Bork
1.313.323.8221
abork@ford.com

Shareholder Inquiries:
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1.800.555.5259 or
1.313.845.8540
stockinfo@ford.com

Media Information Center
1.800.665.1515 or
1.313.621.0504
media@ford.com

Go to http://media.ford.com
for news releases and
high-resolution photographs

IMMEDIATE RELEASE
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FORD EXCEEDS ESTIMATES FOR THIRD QUARTER, REPORTS OPERATING PROFIT

o Third quarter profit of 12 cents per share, excluding unusual items, beats consensus estimate by 9 cents per share
o    Operating profit, revenue and unit sales all rise from year ago levels
o    Automotive gross cash at $25.7 billion, up $800 million from last quarter
o Expect slight profit for fourth quarter and a full year profit of about 40 cents per share - within the range of analysts' estimates of 35 to 55 cents per share

DEARBORN, Mich., Oct. 16 - Ford Motor Company [NYSE: F] today reported a net loss of $326 million, or 18 cents per share, in the third quarter of 2002. Excluding charges related to the sale of Kwik-Fit and other unusual items, Ford earned an operating profit of $220 million, or 12 cents per share. Ford reported a loss of $502 million, or 28 cents per share, excluding unusual items, in the third quarter of 2001.

Ford's third quarter revenues were $39.6 billion, a nine percent increase from last year's third quarter. Worldwide vehicle sales in the 2002 third quarter were 1,657,000 units - also up nine percent over the previous year's quarter.

"The fundamentals of our business are improving, as evidenced by increases in our revenue and vehicle sales, improvements in our market share and tangible progress on cost efficiencies," said Bill Ford, chairman and CEO. "While we are pleased with our progress, we continue our work with a strong sense of urgency to restore our business to its full profit potential."

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The company's Revitalization Plan advanced on multiple fronts this quarter, including progress in the areas of right-sizing capacity and overhead reductions. These improvements, along with numerous other cost improvement actions already identified, are being implemented across the company to reduce $2 billion in non-product costs in 2002. In addition, the company is on track to offset all product cost increases and reduce its material costs by $3 billion by mid-decade.

The sale of Kwik-Fit, a European maintenance and light vehicle repair business, and Collision Team of America, a U.S.-based chain of collision repair shops, improved the total cash to be realized on the sale of non-core assets to more than $700 million in 2002. The company continues to expect to realize $1 billion in cash from the divestiture of non-core assets in 2002, with some of the proceeds to be received in the first quarter of next year.

"Our Revitalization Plan is like a bridge from our current challenges to a much stronger future for the Ford Motor Company," said Nick Scheele, Ford president and chief operating officer. "Our plan is stronger now than at any time this year, and I anticipate that it will only continue to improve in the coming months."

In addition to progress on key aspects of the Revitalization Plan, the company is focusing on growth plans for the premium brands - Jaguar, Volvo, Land Rover and Aston Martin. In the past 18 months, Ford's premium brands have experienced rapid growth. The company is reassessing their sustainable rate of growth and the appropriate cadence of new products to ensure that brand value is protected and product execution is not jeopardized.

"Our premium brand strategy has created some outstanding new products in the past two years and has brought an entirely new set of customers to our luxury car showrooms," said Scheele. "Our focus in the future will center on capturing the full potential of this growth while strengthening the integrity of our premium brands."

 Third quarter 2002 results included the following after-tax, unusual items:
o    $525 million loss on the agreement to sell Kwik-Fit and other businesses
o $142 million benefit related to interest income earned on a U.S. federal tax refund

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                                      -3-

o $158 million charge relating to the accounting standard for derivative instruments and hedging activities (SFAS No. 133)
o $5 million charge for the projected costs related to legislation passed in the third quarter in selected countries to implement a European Parliament directive involving end-of-life vehicles

The following discussion of third quarter results excludes unusual items in both years:

AUTOMOTIVE OPERATIONS
Worldwide automotive operations reported a loss of $243 million in the third quarter, compared with a loss of $877 million one year ago. Worldwide automotive revenues were $32.4 billion, compared with $28.4 billion a year ago.

Automotive gross cash at Sept. 30 totaled $25.7 billion, including $900 million of pre-funding employee benefit expenses through a Voluntary Employee Beneficiary Association trust.

North America: Ford posted a loss of $50 million in North America in the third quarter, compared with a loss of $849 million one year ago. Higher unit volume, favorable net revenue and positive net cost performance largely accounted for the improvement.

Europe: In Europe, Ford lost $121 million compared with a loss of $24 million a year ago. The decline was largely due to higher marketing at Jaguar and Volvo and increased product costs at Jaguar.

South America: Ford operations in South America reported a loss of $138 million, compared with a loss of $56 million a year ago. Unfavorable exchange rates more than offset improved cost performance. Economic and industry conditions in the region remain very difficult.

Rest-of-World: Operations in the rest of the world earned a profit of $66 million, compared with a profit of $52 million a year ago. The increase primarily reflects improvements at Mazda.

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                                      -4-

FORD CREDIT
Ford Credit earned $408 million in the third quarter, up $19 million from earnings of $389 million in the same period a year earlier. The improvement is more than accounted for by lower provisions for credit losses. Ford Credit's profit was up $65 million from the second quarter, reflecting improved net financing margins and the favorable impact of securitization transactions, offset partially by a higher provision for credit losses.

HERTZ
Hertz reported a third quarter profit of $106 million, up from last year's $26 million profit in the third quarter. The continued recovery of business and leisure travel is the principal reason for the increase.

OUTLOOK
"Our results have been better than we expected each quarter this year, causing us to remain cautiously optimistic as we move into the fourth quarter," said Allan Gilmour, Ford vice chairman and chief financial officer. "Many of our efforts to increase efficiency and improve our profitability are beginning to take hold, and we are projecting a slight profit for the fourth quarter and a full year profit of about 40 cents per share - within the range of analysts' estimates of 35 to 55 cents per share."

Investors can access a review of third quarter results by Allan Gilmour, vice chairman and chief financial officer, and an update on the status of the company's Revitalization Plan by Bill Ford, chairman and chief executive officer, and Nick Scheele, President and COO, by dialing 703-736-7227. The teleconference will also be Web cast on the Internet at http://www.shareholder.ford.com, http://www.streetevents.com (subscribers only) or http://www.companyboardroom.com. The presentation will start at 9 a.m. EDT, Oct. 16.

Ford Motor Company (NYSE: F) is the world's second largest automaker, with approximately 335,000 employees in 200 markets on six continents. Its automotive brands include Aston Martin, Ford, Jaguar, Land Rover, Lincoln, Mazda, Mercury and Volvo. Its automotive-related services include Ford Credit, Hertz and Quality Care. The company's world headquarters are in Dearborn, Michigan. Ford Motor Company will officially observe its 100th anniversary on June 16, 2003. Additional information can be found on the company's web site at www.ford.com.

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                                      -5-

Statements included herein may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: greater price competition in the U.S. and Europe resulting from currency fluctuations, industry overcapacity or other factors; a significant decline in industry sales, particularly in the U.S. or Europe, resulting from slowing economic growth or other factors; lower-than-anticipated market acceptance of new or existing products; currency or commodity price fluctuations; economic difficulties in South America or Asia; reduced availability of or higher prices for fuel; a market shift from truck sales in the U.S.; lower-than-anticipated residual values for leased vehicles; a credit rating downgrade; labor or other constraints on our ability to restructure our business; increased safety, emissions, fuel economy or other regulation resulting in higher costs and/or sales restrictions; work stoppages at key Ford or supplier facilities or other interruptions of supplies; the discovery of defects in vehicles resulting in delays in new model launches, recall campaigns or increased warranty or litigation costs; insufficient credit loss reserves; and our inability to implement the Revitalization Plan.